SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 8)

GLOBAL SHIP LEASE, INC. (Formerly known as GSL Holdings, Inc.)

(Name of Issuer)

Class A Common Shares, par value $0.01 per share

(Title of Class of Securities)

Y27183105

(CUSIP Number)

CMA CGM S.A.
4, Quai d’Arenc
Marseille Cedex 02 13235
France
+33 (0) 4 88 91 98 03
Attn: Group General Counsel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2019

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

* Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No. Y27183105		Page 2 of 5 Pages
1		NAME OF REPORTING PERSON CMA CGM S.A. I.R.S. No. 00-0000000
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,051,587 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,051,587 (1)(2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,051,587 (1)(2)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4% (4)
14		TYPE OF REPORTING PERSON CO

(1)	Reflects the one-for-eight reverse stock split of Class A Common Shares that was effected on March 25, 2019.
(2)
CMA CGM S.A. (“CMA CGM”), a French company, directly holds 3,051,587 of Global Ship Lease, Inc.’s (the “Issuer”) Class A Common Shares. CMA CGM is controlled by Merit Corporation S.A.L. (“Merit”). Accordingly, Merit may be deemed to exercise voting and investment power over all securities of the Issuer held by CMA CGM and thus may be deemed to beneficially own such securities.

(3)	See Item 4 disclosure regarding Subject Stock described in the Voting Agreement.
(4)
The calculation of the foregoing percentage is based on an aggregate of 17,556,738 Class A Common Shares outstanding as of October 1, 2019, as disclosed in the Prospectus filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on September 30, 2019 (including Class A Common Shares outstanding following the underwriter’s full exercise of its option to purchase additional Class A Common Shares).

CUSIP No. Y27183105		Page 3 of 5 Pages
1		NAME OF REPORTING PERSON Merit Corporation S.A.L. I.R.S. No. 00-0000000
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Lebanon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,051,587 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,051,587 (1)(2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,051,587 (1)(2)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4% (4)
14		TYPE OF REPORTING PERSON CO

(1)	Reflects the one-for-eight reverse stock split of Class A Common Shares that was effected on March 25, 2019.
(2)
CMA CGM, a French company, directly holds 3,051,587 of the Issuer’s Class A Common Shares. CMA CGM is controlled by Merit.  Accordingly, Merit may be deemed to exercise voting and investment power over all securities of the Issuer held by CMA CGM and thus may be deemed to beneficially own such securities.

(3)	See Item 4 disclosure regarding Subject Stock described in the Voting Agreement.
(4)
The calculation of the foregoing percentage is based on an aggregate of 17,556,738 Class A Common Shares outstanding as of October 1, 2019, as disclosed in the Prospectus filed by the Issuer with the SEC on September 30, 2019 (including Class A Common Shares outstanding following the underwriter’s full exercise of its option to purchase additional Class A Common Shares).

CUSIP No. Y27183105	Page 4 of 5 Pages
Introductory Statement
This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) is being filed with respect to the Class A Common Shares of the Issuer to amend and supplement the Schedule 13D filed on August 14, 2008, as previously amended by Amendment No. 1 filed on February 28, 2013, Amendment No. 2 filed on September 13, 2013, Amendment No. 3 filed on March 7, 2014, Amendment No. 4 filed on May 12, 2014, Amendment No. 5 filed on November 2, 2018, Amendment No. 6 filed on November 21, 2018, and Amendment No. 7 filed on January 14, 2019 (as amended by this Amendment No. 8, the “Existing Schedule 13D”). This Amendment No. 8 is being filed to reflect a change in the Reporting Persons’ beneficial ownership percentages resulting from an increase in the number of Class A Common Shares outstanding upon the completion of the Issuer’s underwritten registered public offering that closed on October 1, 2019.
Except as otherwise provided herein, each Item of the Existing Schedule 13D remains unchanged. Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Existing Schedule 13D.
Item 5.          Interest in Securities of the Issuer.
Items 5(a)-(c) are amended and restated as follows:
Rows (7) through (11) and (13) of the cover pages to this Amendment No. 8 are hereby incorporated by reference into this Item 5. Such information is based on 17,556,738 shares of Class A Common Stock outstanding as of October 1, 2019, as disclosed in the Prospectus filed by the Issuer with the SEC on September 30, 2019 (including shares of Class A Common Stock outstanding following the underwriter’s full exercise of its option to purchase additional Class A Common Stock).
If the Voting Agreement Parties are deemed to have formed a Section 13(d) group, such group would beneficially own 4,395,681 Class A Common Shares in the aggregate, although in no case does any of Kelso, CMA CGM or Mr. Gross have or share voting or investment power with respect to the entirety of that number of Class A Common Shares.  See the discussion of the Voting Agreement and Subject Stock in Item 4.
(c) The Reporting Persons have not effected any transactions with respect to the Issuer’s Class A Common Shares during the past sixty days.

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2019
CMA CGM S.A.

By:	/s/ Rodolphe Saadé
Name: Rodolphe Saadé
Title: Chief Executive Officer

MERIT CORPORATION S.A.L.

By:	/s/ Joseph Dakkak
Name: Joseph Dakkak
Title: General Manager